SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                              (AMENDMENT NO. ___)*

                               EACCELERATION CORP.
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         ------------------------------

                         (Title of Class of Securities)

                                    269386108
                                    ---------
                                 (CUSIP Number)

                              Neil M. Kaufman, Esq.
                            Kaufman & Associates, LLC
                      50 Charles Lindbergh Blvd., Suite 206
                            Uniondale, New York 11553
                                 (516) 222-5100
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



---------------------------
 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

CUSIP No.  269386108                  13D                    Page 2 of 6 Pages
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1   NAMES OF REPORTING PERSONS
    Teresa D. Potasiak
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF             7        SOLE VOTING POWER
SHARES                                                   7,500,000
                 ---------------------------------------------------------------
BENEFICIALLY          8        SHARED VOTING POWER
OWNED BY                                                      -0-
                 ---------------------------------------------------------------
EACH                  9        SOLE DISPOSITIVE POWER
REPORTING                                                     -0-
                 ---------------------------------------------------------------
PERSON WITH           10       SHARED DISPOSITIVE POWER
                                                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 7,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

CUSIP No.  269386108                13D                      Page 3 of 6 Pages
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

         The class of securities to which this statement on Schedule 13D relates is shares of common stock, par value $.0001 per share (the "Common Stock"), of eAcceleration Corp. (the "Company"), a Delaware corporation, having its principal executive offices located at 1050 NE Hostmark Street, Suite 100B, Poulsbo, WA 98370.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Teresa D. Potasiak (the "Reporting Person").

         (b) The residence address of Teresa D. Potasiak is 833 N. Harlem Avenue, Unit 2C, Oak Park, IL 60302.

         (c) The principal occupation or employment if the Reporting Person is as a sales associate for Carson Pirie Scott, a retail department store. The Reporting Persons's business address is 4200 North Harlem Avenue, Noorige, Illinois 60634.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person did not pay any consideration in connection with the execution of the Trust Agreement, which is described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has acquired the voting rights of the securities specified in Item 5 of this 13D (the "Shares") for all matters that may be submitted to the stockholders of the Company. The securities which the Reporting Person has the authority to vote are those securities that have been transferred to a Trust pursuant to a Trust Agreement, dated July 14, 2003 (the "Trust Agreement"). Clinton L. Ballard is the trustee ("Trustee") of the Trust and Diana T. Ballard is the Grantor of the Trust ("Grantor"), and the beneficiaries of the Trust are the Ballards' children. During the period in which the Trustee is the Grantor's spouse, the Trustee has no authority to vote the Shares and under the Trust Agreement, the Reporting Person has the sole and absolute authority to vote the lesser of 7,500,000 Shares of the Company or all the Shares of the Company stock held in the Trust.

CUSIP No. 269386108                13D                      Page 4 of 6 Pages
--------------------------------------------------------------------------------

         The Reporting Person does not have any plans or proposals that would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; cause an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiary; cause a sale or transfer of a material amount of assets of the Company or its subsidiary; cause any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; cause any material change in the present capitalization or dividend policy of the Company; cause any other material change in the Company's business or corporate structure; cause any changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; cause a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or take any other action similar to any of those enumerated

         The descriptions contained in this Item 4 of the transactions contemplated by the Trust Agreement are qualified in their entirety by reference to the text of the Trust Agreement and the Memorandum of Understanding dated as of August 18, 2003 between the Reporting Person and Diana T. Ballard, Grantor of the Trust, which is incorporated herein by reference and filed as Exhibit A and B hereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) Aggregate number of shares of Common Stock beneficially owned by the Reporting Person is: 7,500,000, representing 21.8% of the outstanding shares of Common Stock.

         (b) 1. The Reporting Person has the sole power to vote or to direct vote the lesser of 7,500,000 Shares of the Company or all of the outstanding shares of Common Stock of the Company stock held by the Trust. The Reporting Person only has this power for so long as the Grantor's spouse is serving as Trustee of the Trust.
               2. Shared power to vote or to direct vote:   -0-
               3. Sole power to dispose or to direct the disposition:   -0-
               4. Shared power to dispose or to direct the disposition:   -0-

         (c) Other than as reported in Items 2 through 4 above, there were no transactions with respect to the Common Stock by the Reporting Person during the past sixty (60) days.

         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

         (e) Not applicable.

CUSIP No.  269386108                13D                      Page 5 of 6 Pages
--------------------------------------------------------------------------------

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              See Item 4 with respect to the Trust Agreement. A copy of the applicable provisions of the Trust Agreement is attached hereto as Exhibit A. A copy of the Memorandum of Understanding between Diana T. Ballard and the Reporting Person, under which the Reporting Person agreed to vote the Shares, is attached hereto as Exhibit B.

         Except as referred to above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         A. Trust Agreement, dated as of July 14, 2003, by and among Clinton L. Ballard and Diana T. Ballard

         B. Memorandum of Understanding dated as of August 18, 2003, between Diana T. Ballard and Teresa D. Potasiak.

CUSIP No.  269386108                13D                      Page 6 of 6 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 31, 2003


                                           /s/ Teresa D. Potasiak
                                          -------------------------------
                                          Teresa D. Potasiak

                                                                Exhibit A


         4.18 Voting Rights. Notwithstanding anything to the contrary herein, during Grantor's and Grantor's spouse's lifetime, for so long as Grantor's spouse is serving as Trustee, Trustee shall have no authority to vote the shares or any interest the Trust may hold in a corporation controlled by the Grantor or Grantor's spouse (including eAcceleration Corp. (or its successor)), as the term "controlled" is defined by Section 2036(b) of the Code. Except as otherwise provided herein, any shares or interest in a controlled corporation shall be deemed to be non-voting shares or a non-voting interest while held by the Trust unless otherwise provided herein, and the Trustee shall notify such corporation of the voting restrictions imposed on such shares or interest herein and shall take all actions deemed necessary or desirable by such corporation for the voting restrictions set forth herein to be effective for all purposes. Notwithstanding the foregoing, in the event Grantor's spouse is serving as Trustee, Trustee, in Trustee's sole and absolute discretion, may appoint an Independent Trustee (other than Grantor or Grantor's spouse) who shall have sole and absolute authority to vote the shares or interest of any controlled corporation held by the Trust for which an Independent Trustee has not otherwise been appointed hereunder. For the purposes of this Article 4.18, an Independent Trustee is a person or entity that is not subservient to Grantor or Grantor's spouse and whose appointment would not cause inclusion of any portion of the trust estate in the Grantor's or the Grantor's spouse's estate under Section 2036(b) of the Code or otherwise for estate tax purposes. In the event Grantor's spouse is not serving as Trustee, Trustee shall have the sole and absolute authority to vote any shares or interest held by the Trust in any corporation and the voting restrictions set forth in this Article 4.18 shall no longer apply.

         (a)  Independent  Trustee.   Notwithstanding  the foregoing,  for so
long as Grantor's spouse is serving as Trustee, TERESA D. POTASIAK shall have the sole and absolute authority to vote the lesser of (i) seven million five hundred thousand (7,500,000) shares, or (ii) all of the shares of eAcceleration Corp. (or its successor) stock held in the Trust as an Independent Trustee. If at any time TERESA D. POTASIAK declines, fails, resigns or for any reason is unable to act as an Independent Trustee, the person (other than Grantor or Grantor's spouse) or entity designated in writing by TERESA D. POTASIAK shall serve as her successor to vote the shares of eAcceleration Corp. (or its successor) stock as provided herein. Notwithstanding the foregoing, ERIKA DIANA BALLARD shall be appointed as the sole Independent Trustee for the purposes of this Article 4.18(a) in lieu of the above appointment upon attaining eighteen
(18) years of age, and thereafter, GEORGE CLINT BALLARD shall be appointed as co-Independent Trustee for the purposes of this Article 4.18(a) upon attaining eighteen (18) years of age.

                                                                     Exhibit B

                 MEMORANDUM OF UNDERSTANDING REGARDING VOTING OF eACCELERATION CORP. STOCK OWNED BY THE BALLARD FAMILY TRUST

         THIS MEMORANDUM OF UNDERSTANDING is entered into effective this 18 day of August, 2003 by and between DIANA T. BALLARD, as grantor of the Ballard Family Trust (referred to herein as the "Grantor") and TERESA D. POTASIAK, as an Independent Trustee of the Ballard Family Trust (referred to herein as the "Independent Trustee") (collectively referred to herein as the "parties").

         For estate planning purposes, the parties wish to acknowledge that as Independent Trustee, Teresa D. Potasiak shall have the sole and absolute authority to vote the number of shares of eAcceleration Corp. (or its successor) stock (the "Stock") set forth in Article 4.18(a) of the Ballard Family Trust
Agreement, and that Teresa D. Potasiak is not under the control of Grantor or Grantor's spouse, nor do Grantor (or Grantor's spouse) and Teresa D. Potasiak have any implied or express understanding that Teresa D. Potasiak will vote the Stock only in accordance with Grantor's or Grantor's spouse's wishes or only after consulting Grantor or Grantor's spouse. Rather, Teresa D. Potasiak, as Independent Trustee, agrees to vote the Stock solely in a manner that she, in her sole and absolute discretion, believes to be in the best interest of the beneficiaries of the trust.

         Dated as first written above.


GRANTOR:                                          SPECIAL TRUSTEE:

  /s/ Diana T. Ballard                              /s/ Teresa D. Potasiak
----------------------------                      -----------------------------
Diana T. Ballard                                  Teresa D. Potasiak